Exhibit 99.2

Commtouch Reports Second Quarter 2012 Results

Revenue of $5.7 million, in line with corresponding prior year period

GAAP Net Income of $0.8 million or $0.03 per fully diluted share

Non-GAAP Net Income of $1.3 million or $0.05 per fully diluted share

McLean, VA. – August 1, 2012 – Commtouch® (NASDAQ: CTCH), a leading cloud-based Internet security provider, today announced its second quarter financial results for the period ending June 30, 2012.

Second Quarter 2012 Financial Results:

  Revenues for the second quarter of 2012 were $5.7 million, matching the $5.7 million for the second quarter of 2011.

  Net income for the second quarter of 2012 in accordance with US Generally Accepted Accounting Principles (US GAAP) was $0.8 million, compared to net income of $1.4 million in the same period last year.

  GAAP earnings per diluted share for the second quarter of 2012 were $0.03, compared to $0.06 in the same period last year.

  Non-GAAP net income for the second quarter of 2012 was $1.3 million, compared to $1.6 million in the second quarter of 2011.

  Non-GAAP earnings per diluted share for the second quarter of 2012 were $0.05, compared to $0.06 for the second quarter of 2011.

  Operating cash flow for the second quarter of 2012 was $1.4 million, compared to operating cash flow of $1.9 million in the second quarter of 2011. During the second quarter of 2012, options were exercised for approximately $0.6 million.

  Cash as of June 30, 2012 was $19.8 million, compared to $22.0 million as of March 31, 2012. Cash usage during the quarter included $3.4 million related to the earnout paid in connection with the Company’s acquisition of Authentium’s antivirus assets during 2010 and $0.6 million related to the Company’s share repurchase program initiated during the quarter.

“Our second quarter 2012 performance was highlighted by significant progress toward our strategic plan and Commtouch’s ongoing evolution from a key security technology provider into a cloud-driven ‘security as a service’ solutions provider. While revenue was in line with the equivalent quarter of 2011, our recent investments in our global sales and marketing infrastructure have now begun to yield impressive results and have set the stage for renewed revenue growth. Contracts signed during the second quarter reflected the highest level of quarterly new business wins in more than two years. These new contracts are expected to come online, ramp and begin positively impacting our revenues in the second half of 2012 and 2013.

“During the quarter we strengthened our management team, increased our focus on our customers’ evolving security needs, renewed our investments in research and development, as well as reinvigorated our sales and marketing activities. Our success on these fronts puts us on track with regard to our timeline for the launch of new offerings, including enhanced mobile antivirus support, a new advanced persistent threat offering later this year, and our next generation cloud-based ‘security as a service’ offerings targeted for rollout in early 2013. Overall, I am confident we are taking the right steps to strategically position Commtouch in some of the fastest growing segments of the global IT security solutions market, while remaining focused on profitability and renewed long-term growth,” stated Shlomi Yanai, Commtouch’s chief executive officer.

Announced in May of 2012, Commtouch’s Board of Directors authorized the initiation of a stock repurchase program of the company's ordinary shares in the open market, in an amount in cash of up to $2.5 million. As of June 30, 2012, approximately 198,000 shares have been repurchased through the program at an aggregate cost of approximately $0.6 million.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

Second Quarter 2012 Business Highlights:

•	Commtouch’s strengthened global sales team delivered the strongest quarter of new business wins in more than two years. These new multi-year contracts consist of new customers as well as up sell contracts with current Commtouch customers. The combined value of these second quarter contract signings is forecasted to represent approximately 5% annual revenue growth based on full year 2011 revenues. These contracts are expected to begin coming online and positively impacting the Company’s revenue growth as they ramp throughout the second half of 2012 and 2013.

•	Key new client wins during the quarter reflected our enhanced international sales and marketing penetration, including: the sale of our antivirus and anti-spam offerings to a large service provider in the Asia Pacific region; the sale of our antivirus service to a leading network equipment vendor based in the United States for its data storage product line; and the sale of our GlobalView™ Web filtering to a leading antivirus provider serving end users in Europe and Latin America.

•	As part of Commtouch’s long-term strategy and evolution from a cutting edge technology provider to a world class solutions provider, management recruited key professionals to further strengthen the Company’s leadership. Second quarter appointments included Pete Shah as Senior Vice President of Worldwide Sales and Sidra Berman as Vice President of Marketing.

Business Outlook

Based on the Company’s first half revenues, current outlook for the second half of 2012, and the anticipated ramp of recent contract wins, the company is updating its full year guidance accordingly. Full year 2012 revenue is now expected to increase between 2% and 6% over full year 2011 levels. The Company continues to focus on internal cost efficiency measures while simultaneously executing on its previously announced strategy of making a higher level of investment in the areas of research and development, sales, and marketing to support the development and deployment of Commtouch’s next generation solutions. As a result, Commtouch continues to expect non-GAAP net income for the full year 2012 to be at, or above, $5.0 million.

The aforementioned business outlook includes a minimal contribution from the pending acquisition of the antivirus business of FRISK, announced today, which is currently anticipated to close in the third quarter of 2012.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization and impairment of acquired intangible assets, deferred taxes, acquisition related costs and adjustments to earnout obligation related to the Command antivirus acquisition. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of our business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, August 1, 2012 at 10:00 a.m. ET to review the second quarter 2012 operational and financial highlights, as well as walk through a strategic overview of the evolution of the Company’s growth strategy.

To participate in the call, please dial one of the following access numbers 10 minutes prior to the start time of the call:

US Dial-in Number: 1-877-407-9210

Israel Dial-in Number: 00-800-4626-6666

International Dial-in Number: +1-201-689-8049

at:

10:00 a.m. Eastern Time, 7:00 a.m. Pacific Time,

3:00 p.m. UK Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live from a link on Commtouch’s Web site at www.commtouch.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Commtouch’s website.

About Commtouch

Commtouch® (CTCH) safeguards the world's leading security companies and service providers with cloud-based Internet security services. Real-time threat intelligence from Commtouch's GlobalView™ Cloud powers its Web filtering, email security and antivirus solutions, protecting thousands of organizations and hundreds of millions of users worldwide. Visit http://www.commtouch.com.

• Blog: http://blog.commtouch.com/cafe

• Facebook: http://www.facebook.com/commtouch

• LinkedIn: http://www.linkedin.com/company/commtouch

• Twitter: @Commtouch

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch.  All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including the company’s expectations that i) new contracts will impact positively the company’s revenues during the second half of 2012 and 2013, ii) the company is on track to release its new offerings, and iii) the company will meet its business outlook for 2012, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact

Ron Ela

Chief Financial Officer

Tel:  (US) 650-864-2291

         (Int’l) +972-9-8636813

ron.ela@commtouch.com

US Investor Relations Contact

Christopher Chu

Grayling

Tel: (US) 646-284-9426

commtouch@grayling.com

Israel Investor Relations Contact

Iris Lubitch

EffectiveIR

Tel: 972-3-5664007

Iris@EffectiveIR.co.il

Media Contact

Matthew Zintel

Zintel Public Relations

Tel: (US) 281-444-1590

matthew.zintel@zintelpr.com

COMMTOUCH SOFTWARE LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$5,671	$5,696	$11,567	$11,211

Cost of revenues	1,014	938	2,066	1,948

Gross profit	4,657	4,758	9,501	9,263

Operating expenses:

Research and development	1,364	1,377	2,634	2,624

Sales and marketing	1,288	1,318	2,430	2,709

General and administrative	1,384	1,004	2,715	1,897

Total operating expenses	4,036	3,699	7,779	7,230

Operating profit	621	1,059	1,722	2,033

Financial expenses (income), net	(64)	45	(87)	59

Income before taxes	685	1,014	1,809	1,974

Income taxes (tax benefit), net	(119)	(401)	(204)	(462)

Net income attributable to ordinary and equivalently participating shareholders	$804	$1,415	$2,013	$2,436

Earning per share- basic	$0.03	$0.06	$0.08	$0.10

Earning per share- diluted	$0.03	$0.06	$0.08	$0.10

Weighted average number of shares outstanding:
Basic	24,556	23,512	24,359	23,508

Diluted	25,219	24,554	25,054	24,653

COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(In US$ thousands, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating profit	$621	$1,059	$1,722	$2,033
Stock-based compensation (1)	348	287	712	584
Other acquisition related costs (2)	157	53	157	53
Amortization of intangible assets (3)	101	136	202	265

Non-GAAP operating profit	$1,227	$1,535	$2,793	$2,935

GAAP net income	$804	$1,415	$2,013	$2,436
Stock-based compensation (1)	348	287	712	584
Other acquisition related costs (2)	157	53	157	53
Amortization of intangible assets (3)	101	136	202	265
Adjustment to earnout obligation (4)	—	81	28	81
Income taxes (5)	(101)	(401)	(217)	(462)

Non-GAAP net income	$1,309	$1,571	$2,895	$2,957

GAAP earnings per share	$0.03	$0.06	$0.08	$0.10
Stock-based compensation (1)	0.01	0.01	0.03	0.02
Other acquisition related costs (2)	0.006	0.002	0.006	0.002
Amortization of intangible assets (3)	0.004	0.006	0.008	0.011
Adjustment to earnout obligation (4)	—	0.003	0.001	0.003
Income taxes (5)	(0.004)	(0.016)	(0.009)	(0.019)

Non-GAAP earnings per share	$0.05	$0.06	$0.12	$0.12

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	25,219	24,554	25,054	24,653

(1) Stock-based compensation
Cost of revenues	$9	$6	$18	$12
Research and development	71	71	138	146
Sales and marketing	78	90	166	185
General and administrative	190	120	390	241

	$348	$287	$712	$584
(2) Other acquisition related costs
General and administrative	157	53	157	53

	$157	$53	$157	$53
(3) Amortization of intangible assets
Cost of revenues	$48	$43	$96	$92
Sales and marketing	53	93	106	173

	$101	$136	$202	$265
(4) Adjustment to earnout obligation
Financial expenses (income), net	—	81	28	81

	—	$81	$28	$81
(5) Income taxes
Deferred tax asset - tax benefit	(101)	(401)	(217)	(462)

	$(101)	$(401)	$(217)	$(462)

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30	December 31
	2012	2011
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$19,823	$20,868
Trade receivables	3,534	2,838
Deferred income taxes	2,113	1,996
Prepaid expenses and other accounts receivable	299	463
Total current assets	25,769	26,165

Long-term lease deposits	51	40
Severance pay fund	1,001	1,031
Property and equipment, net	984	885
Deferred income taxes	2,989	2,889
Intangible assets, net	3,303	3,505
Goodwill	3,792	3,792
Investment in affiliate	1,227	1,227
Total assets	39,116	39,534

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	758	551
Employees and payroll accruals	1,336	1,215
Accrued expenses and other liabilities	773	628
Other short term liabilities	—	3,372
Deferred revenues	2,734	3,058
Total current liabilities	5,601	8,824

Deferred revenues	710	694
Accrued severance pay	1,165	1,192
Total liabilities	1,875	1,886

Shareholders’ equity	31,640	28,824
Total liabilities and shareholders’ equity	$39,116	$39,534

COMMTOUCH SOFTWARE LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$804	$1,415	$2,013	$2,436

Adjustments:
Depreciation	126	142	277	278
Compensation related to options issued to employees and consultants	348	287	712	567
Amortization of intangible assets	101	136	202	265

Changes in assets and liabilities:
(Increase) decrease in trade receivables	(161)	348	(696)	357
Increase in deferred taxes	(101)	(401)	(217)	(462)
Decrease in prepaid expenses and other receivables	7	61	164	107
Increase (decrease) in accounts payable	334	162	151	(51)
Increase in employees and payroll accruals, accrued expenses and other liabilities	254	50	294	102
Decrease in deferred revenues	(328)	(316)	(308)	(626)
Increase (decrease) in accrued severance pay, net	7	(16)	3	(3)
Net cash provided by operating activities	1,391	1,868	2,595	2,970

Cash from investing activities

Change in long - term lease deposits	(11)	(22)	(11)	(11)
Consideration paid for acquisition of Antivirus business	(3,400)	—	(3,400)	—
Purchase of property and equipment	(187)	(212)	(320)	(331)
Net cash used in investing activities	(3,598)	(234)	(3,731)	(342)

Cash flows from financing activities

Buyback of outstanding shares	(567)	—	(613)	—
Proceeds from options and warrants exercised	559	12	704	12
Net cash (used in) provided by financing activities	(8)	12	91	12

Increase (decrease) in cash and cash equivalents	(2,215)	1,646	(1,045)	2,640
Cash and cash equivalents at the beginning of the period	22,038	14,426	20,868	13,432
Cash and cash equivalents at the end of the period	$19,823	$16,072	$19,823	$16,072